SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SOMERSET INTERNATIONAL GROUP, INC.
                                  COMMON STOCK
                              CLASS A COMMON STOCK
                            SERIES A PREFERRED STOCK
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                FEBRUARY 12, 2004
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

         Somerset International Group, Inc.
         90 Washington Valley Road
         Bedminster, NJ 07921

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:      526,500 shares of Common Stock, $.01 par value
                            12,000,000 Class A Common Stock, $0.0035 par value
                            1,000,0000 Series A Preferred Stock, $0.01 par value

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 526,500 shares of Common Stock, $.01 par value
                            12,000,000 Class A Common Stock, $0.0035 par value 1,000,000 Series A Preferred Stock, $0.01 par value

(10) Shared Dispositive Power: 0

(11) Aggregate Amount
     Beneficially Owned by
      Each Reporting Person:526,500 shares of Common Stock, $.01 par value
                            12,000,000 Class A Common Stock, $0.0035 par value 1,000,0000 Series A Preferred Stock, $0.01 par value

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 60.02%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Common Stock, $.01 par value.
Class A Common Stock, $0.0035 par value.
Series A Preferred Stock, $0.01 par value.

ORS Automation, Inc.
90 Washington Valley Road
Bedminster, NJ 07921

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Name: Somerset International Group, Inc.

(b)  Address: 90 Washington Valley Rd. Bedminster, NJ
     07921

(c)  Holding Company

(d)  None.

(e)  None.

(f)  Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Somerset International Group, Inc. which is beneficially owned by Paul L. Patrizio and John X. Adiletta, has acquired 526,250 shares of Common Stock of the Company, 12,000,000 shares of Class A Common Stock, and 1,000,000 shares of Series A Preferred Stock for a consideration of $125,000.00.

ITEM 4. PURPOSE OF TRANSACTION.

The sale by the Reporting Person is part of a Section 4(2) offering.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The sale by the Reporting Person is part of a Section 4(2) offering.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement*

*Filed as an exhibit to the Company's Form 10KSB with the SEC on February 12, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              SOMERSET INTERNATIONA GROUP, INC.

Date: February 19, 2004                    Signature:    /s/ Paul Patrizio
                                                         -----------------
                                                             Paul Patrizio
                                                        Executive Vice President